UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                        SEC File Number 814-29
                                                        CUSIP Number 004853206

(Check One)  /  / Form 10-K  / / Form 20-F  / / Form 11-K
            /x/ Form 10-Q / / Form N-SAR

    For Period Ended:   September 30, 2003

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ACORN HOLDING CORP.
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Full Name of Registrant

      N/A
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Former Name if Applicable

599 Lexington Avenue
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Address of Principal Executive Offices (Street and Number)

New York, NY  10022
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City, State and Zip Code

PART II - RULES    12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate)

/ /   (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/   (b)   The subject annual report,  semi-annual report, transition report on

            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /   (c)   The  accountant's  statement  or  other  exhibit  required  by  Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the time prescribed time period.

      All of the financial information to be included therein was not available for a timely electronic transmission.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Stephen A. Ollendorff       (212)       536-4089
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      (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer
      is not, identify report(s). Yes   x    No
                                     -------   -------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the subject report or portion thereof?

                                          Yes     x                  No
                                                 -------                -------

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      ACORN HOLDING CORP. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17,  2003                 By: /s/ Stephen A. Ollendorff
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                                            Stephen A. Ollendorff
                                            Chairman and Chief Executive Officer

                            Attachment to Form 12b-25


Answer to Question IV.(3)

          The Company announced in its press release of June 23, 2003 (which was filed with Form 8-K on June 27, 2003), that the Company's sole operating subsidiary, Recticon Enterprises, Inc., which manufactures monocrystalline silicon wafers that are used in the semiconductor industry, was closing down its operations upon fulfillment of its existing orders. The Company completed the liquidation of Reticon Enterprises, Inc. and is in the process of compiling final documentation with respect to such liquidation and related issues for inclusion in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.